EXHIBIT 12.1

NTELOS Holdings Corp.

Computation of the Ratio of Earnings to Fixed Charges

(dollars in thousands)	Three Months Ended March 31, 2012 Pro Forma	Three Months Ended March 31, 2011	Year Ended
			December 31, 2011	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007
Numerator: Earnings
Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$13,361	$9,498	$39,803	$77,537	$101,384	$75,105	$56,831
Fixed charges	8,177	9,586	27,204	54,321	38,587	42,570	52,048
Amortization of capitalized interest	112	131	522	664	634	659	631
Less: interest capitalized	(14)	(29)	(142)	(389)	(302)	(662)	(616)

Total Earnings	21,636	19,186	67,387	132,133	141,303	117,672	108,894

Denominator: Fixed Charges
Interest expense	5,428	6,945	16,363	43,086	29,570	32,417	43,021
Capitalized interest	14	29	142	389	302	662	616
Estimate of the interest within rental expense(2)	2,735	2,612	10,699	10,846	9,715	9,491	8,411
Total Fixed Charges	$8,177	$9,586	$27,204	$54,321	$39,587	$42,570	$52,048

Ratio of Earnings to Fixed Charges	2.65	2.00	2.48	2.43	3.57	2.76	2.09

(1)

The pro forma ratio of earnings to fixed charges for the three months ended March 31, 2011 is calculated to exclude results from discontinued operations associated with the Company’s wireline business that was spun off on October 31, 2011.

(2)	The proportion of rent expense deemed representative of the interest factor is 1/3.